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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                        CB RICHARD ELLIS SERVICES, INC.
                  -------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                  -------------------------------------------
                        (Title of Class of Securities)

                                   12489L108
                  -------------------------------------------
                                (CUSIP Number)

                                Murray A. Indick
                          BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                 (415) 434-1111

             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 20, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 12489L108                  13D                     Page 2 of 5
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          This Amendment No. 9 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB
                                             ----------
Richard Ellis Services, Inc. (the "Issuer") on November 18, 1999, Amendment No.
                                   ------
1 as filed with the Commission on January 13, 2000, Amendment No. 2 as filed with the Commission on November 13, 2000, Amendment No. 3 as filed with the Commission on December 4, 2000, Amendment No. 4 as filed with the Commission on February 28, 2001, Amendment No. 5 as filed with the Commission on April 25, 2001, Amendment No. 6 as filed with the Commission on May 24, 2001, Amendment No. 7 as filed with the Commission on June 5, 2001, and Amendment No. 8 as filed with the Commission on July 3, 2001 (as amended, the "Schedule 13D") by BLUM CB
                                                      ------------
Corp., a Delaware corporation; CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp.; BLUM Capital Partners, L.P., a California limited partnership; Richard C. Blum & Associates, Inc., a California corporation; RCBA Strategic Partners, L.P., a Delaware limited partnership; RCBA GP, L.L.C., a Delaware limited liability company; and Richard C. Blum. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Items 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.   Source of Funds and Other Consideration.

          Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          In connection with the Senior Notes Purchase Agreement, on July 20, 2001, Holding entered into a Registration Rights Agreement with CSFB (the "Senior Notes Rights Agreement" which is attached hereto as Exhibit 19),
     ------------------------------
     which sets forth the registration rights of the initial purchasers of the Units. In addition, Holding has entered into an Anti-Dilution Agreement, dated as of July 20, 2001 (the "Senior Notes Anti-Dilution Agreement" which
                                     ------------------------------------
     is attached hereto as Exhibit 20), which sets forth certain rights of the purchasers of Units. Holding has also entered into an Indenture, dated as of July 20, 2001, with State Street Bank and Trust Company of California (the "Senior Notes Indenture" which is attached hereto as Exhibit 21),
           ----------------------
     which sets forth the terms of the Senior Notes.

          In addition, the Issuer and Holding have also entered into a Credit Agreement, dated as of July 20, 2001 (the "Credit Agreement" which is
                                                ----------------
     attached hereto as Exhibit 22), with CSFB and the other parties thereto. Under the Credit Agreement, CSFB provided the Issuer with debt financing as contemplated by the CSFB Commitment Letter, as amended.

          On July 19, 2001, Holding and the other parties to the Contribution Agreement entered into an Amendment to the Contribution Agreement (the "Contribution Agreement Amendment" which is attached hereto as Exhibit 23).
     ---------------------------------
     The Contribution Agreement Amendment provides for the purchase of up to an aggregate of $10 million of Holding Class A Common Stock by California Public Employees' Retirement System, among other things.
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CUSIP No. 12489L108                  13D                     Page 3 of 5
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          The information set forth in this Item 3 is qualified in its entirety by reference to the Senior Notes Rights Agreement (attached hereto as Exhibit 19), the Senior Notes Anti-Dilution Agreement (attached hereto as
     Exhibit 20), the Senior Notes Indenture (attached hereto as Exhibit 21), the Credit Agreement (attached hereto as Exhibit 22) and the Contribution Agreement Amendment (attached hereto as Exhibit 23) each of which is expressly incorporated herein by reference.

Item 4.   Purpose of Transaction.


          Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          On July 20, 2001, the CBRE Merger was consummated. Each share of the Issuer's Common Stock, other than those held by members of the Buying Group, has been converted into the right to receive $16.00. As a result of the CBRE Merger, the Issuer's shares will no longer be listed on the New York Stock Exchange. The consummation of the CBRE Merger was announced in a press release dated as of July 20, 2001 (the "Press Release" which is
                                                   -------------
     attached hereto as Exhibit 24).

          In connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White, Wirta and the other parties thereto entered into the Securityholders' Agreement, (attached hereto as Exhibit 25). In addition, on July 20, 2001, Holding, FSEP III and FSEP International entered into the Warrant Agreement (attached hereto as Exhibit 26).

          The information set forth in this Item 4 is qualified in its entirety by reference to the Securityholders Agreement (attached hereto as Exhibit
     25), the Warrant Agreement (attached hereto as Exhibit 26) and the Press Release (attached hereto as Exhibit 24).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          As described in Item 3 hereof, the Issuer and Holding entered into a Credit Agreement with CSFB and other parties thereto, (attached hereto as Exhibit 22) with respect to a portion of the Financings. Also, as described in Item 3 hereof, Holding entered into a Senior Notes Purchase Agreement (attached hereto as Exhibit 16), a Senior Notes Rights Agreement (attached hereto as Exhibit 19), a Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), a Senior Notes Indenture (attached hereto as Exhibit
     21) and a Contribution Agreement Amendment (attached hereto as Exhibit 23). The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

          As described in Item 4 hereof, in connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta, and the other parties thereto entered into the final version of the Securityholders' Agreement, (attached hereto as Exhibit 25). In addition, on July 20, 2001, Holding, FSEP III and FSEP International entered into the final version of the Warrant Agreement (attached hereto as Exhibit 26).

          The information set forth in this Item 6 is qualified in its entirety by reference to the Securityholders Agreement (attached hereto as Exhibit
     25), the Warrant Agreement (attached hereto as Exhibit 26), the Senior Notes Rights Agreement (attached hereto as Exhibit 19, the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), the Senior Notes Indenture (attached hereto as Exhibit 21), the Credit Agreement (attached hereto as Exhibit 22) and the

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CUSIP No. 12489L108                  13D                     Page 4 of 5
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     Contribution Agreement Amendment (attached hereto as Exhibit 23) each of which is expressly incorporated herein by reference.

          Item 7.    Material to be Filed as Exhibits


          Item 7 of the Schedule 13D is hereby supplemented as follows:

          10. Joint Filing Agreement, dated as of July 24, 2001 (filed herewith).

          19. Registration Rights Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston. (filed herewith).

          20. Anti-Dilution Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston. (filed herewith).

          21. Indenture, dated as of July 20, 2001, between CBRE Holding, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of CBRE Holding, Inc. (filed herewith).

          22. Credit Agreement, dated as of July 20, 2001, between CB Richard Ellis Services, Inc., CBRE Holding, Inc., Credit Suisse First Boston Corporation and other lenders party thereto (filed herewith).

          23. Contribution Agreement Amendment, dated as of July 19, 2001, by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other parties thereto (filed herewith).

          24.  Press release dated July 20, 2001 (filed herewith).

          25. Securityholders' Agreement, dated as of July 20, 2001, by and among the Issuer Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White, Wirta and the other parties thereto (filed herewith).

          26. Warrant Agreement, dated as of July 20, 2001, by and among Holding, FSEP III and FSEP International (filed herewith).

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CUSIP No. 12489L108                  13D                     Page 5 of 5
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                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 25, 2001

RCBA GP, L.L.C.                                   RCBA STRATEGIC PARTNERS, L.P.

                                                  By:  RCBA GP, L.L.C.
                                                       its general partner

By:  /s/ Murray A. Indick                         By:  /s/ Murray A. Indick
     -------------------------------------             -------------------------------------
     Murray A. Indick, Member                          Murray A. Indick, Member


RICHARD C. BLUM & ASSOCIATES, INC.                BLUM CAPITAL PARTNERS, L.P.

                                                  By:  Richard C. Blum & Associates, Inc.
                                                       its general partner

By:  /s/ Murray A. Indick                         By:  /s/ Murray A. Indick
     -------------------------------------             -------------------------------------
     Murray A. Indick                                  Murray A. Indick
     Partner, General Counsel                          Partner, General Counsel
     and Secretary                                     and Secretary


                                                  CBRE HOLDING, INC.

     /s/ Murray A. Indick                         By:  /s/ Murray A. Indick
     -------------------------------------             -------------------------------------
     RICHARD C. BLUM                                   Murray A. Indick
                                                       Vice President, Assistant Secretary
By:  Murray A. Indick, Attorney-in-Fact                and Assistant Treasurer